Exhibit (a)(1)

September 27, 2007

Dear Stockholder:

On September 14, 2007, Hearst Broadcasting, Inc., a wholly-owned subsidiary of The Hearst Corporation, commenced a tender offer to acquire all of the outstanding shares of Series A Common Stock of Hearst-Argyle Television not already owned by Hearst Broadcasting for $23.50 per share.

The Board of Directors of Hearst-Argyle Television established a Special Committee, comprised of independent directors who are unaffiliated with The Hearst Corporation, to review, evaluate and make recommendations to Hearst-Argyle Television’s stockholders (other than The Hearst Corporation and its affiliates) with respect to the tender offer.

The Special Committee has unanimously determined that the tender offer is inadequate and not in the best interests of the stockholders of Hearst-Argyle Television, other than The Hearst Corporation and its affiliates. Accordingly, the Special Committee unanimously recommends, on behalf of Hearst-Argyle Television, that the stockholders of Hearst-Argyle Television reject the tender offer and not tender their shares of Series A Common Stock pursuant to the tender offer.

Enclosed is a Solicitation/Recommendation Statement on Schedule 14D-9 prepared on behalf of Hearst-Argyle Television and authorized by the Special Committee, which was filed today with the Securities and Exchange Commission and which contains certain information concerning the tender offer.

The Special Committee has made its determination and recommendation based upon various factors, including, among other material factors set forth in the enclosed Solicitation/Recommendation Statement, the fact that the Special Committee has received an inadequacy opinion from its financial advisor, Morgan Stanley. The inadequacy opinion is included in the enclosed Solicitation/Recommendation Statement as Annex B.

The Special Committee encourages you to review the enclosed Solicitation/Recommendation Statement in its entirety because it contains important information.

Thank you for your careful consideration of this matter.

Sincerely,

David Pulver and Caroline L. Williams
Members of the Special Committee